

September 30, 2010

Daniel R. Sink
Executive Vice President and Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

> **Re:** **Kite Realty Group Trust**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-32268**

Dear Mr. Sink:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Funds from Operations, page 67

1. Please revise your disclosure in future filings related to Funds from Operations of the Kite Portfolio excluding non-cash loss on impairment of real estate asset to disclose the reasons why you believe that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Please provide us with the disclosure you propose to include in your next quarterly filing. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Item 11. Executive Compensation, page 72

2.   We note that you have not included any disclosure in response to Item 402(s) of
Regulation S-K. Please tell us the basis for your conclusion that disclosure is not
necessary, and describe the process you undertook to reach that conclusion.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Impairment, page F-8

3.   We note from your tables beginning on page 24 that you have several retail operating
properties which have occupancy levels below 70%, and 2 retail development properties
with occupancy levels of 17.7% and 41.3%, respectively, several months after the
opening date for each. Please tell is if these properties were evaluated for impairment
during 2009, and if not, please tell us why you believe the low occupancy levels were not
triggering events for impairment testing, and tell us what events or changes in
circumstances would cause you to evaluate properties for impairment.

Exhibits

4.   We note that exhibit 10.30 and exhibit 10.32 only list and do not include the exhibits and
schedules listed in the table of contents for the agreement. Because Item 601(b)(10) does
not permit the omission of information that is attached to a material contract, please file
the complete agreements in a Form 8-K, or as exhibits to your next periodic report.
Alternatively, please explain why the information was omitted or why the agreements are
no longer material to investors.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Liquidity and Capital Resources, page 29

5.   Please revise your disclosure in your next quarterly filing to provide a more detailed
discussion of your liquidity needs through the end of 2011, given the significant amounts
of debt maturing throughout the year. In your discussion, please quantify the amounts of
all debt coming due during this period, and discuss your options and their implications if
you are unable to refinance the debt on acceptable terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant